KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2015

	Number of Common Shares Voting	Number of Common Shares Non-Voting	Amount	Additional Paid–in Capital	Retained Earnings	Total
Balance December 31, 2014	182	17,988	$ 319,667	$ 4,569	$ 1,632,975	$ 1,957,211
Distributions					(521,000)	(521,000)
Net income	-	-	-	-	1,376,536	1,376,536
Balance December 31, 2015	182	17,988	$ 319,667	$ 4,569	$ 2,488,511	$ 2,812,747

The accompanying notes are an integral part of these financial statements.